

October 7, 2022

Kai-Shing Tao
Chief Executive Officer
Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

> **Re: Remark Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 4, 2022**
> **File No. 333-260615**

Dear Kai-Shing Tao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed October 4, 2022

Cover Page

1. We note your statement that you do not have direct equity ownership of the VIEs. Please revise this statement here and throughout to clearly state that the company has no equity ownership of any VIE. Your revised disclosure should avoid the use of statements that imply any indirect ownership of any VIE.

Kai-Shing Tao
Remark Holdings, Inc.
October 7, 2022
Page 2

Prospectus Summary
Corporate Structure, page 2

2.   We note your statement on that you "expect to complete the transfer of equity ownership of Remark Data Technology Co., Ltd. to the WFOE within a short period of time." Please revise to provide a specific time period in which this acquisition of ownership will be completed.

Entity Organizational Chart, page 4

3.   Please include an additional diagram illustrating your corporate structure following the dissolution of the VIEs.

      Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Technology

cc: Robert Friedman